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                                                           [EXHIBIT (g)(13)]



                          SERVICE DATE - JANUARY 9, 1997


                           SURFACE TRANSPORTATION BOARD

                                     DECISION

                           STB Finance Docket No. 33220

                   CSX CORPORATION AND CSX TRANSPORTATION, INC.
                              --CONTROL AND MERGER--
                  CONRAIL INC. AND CONSOLIDATED RAIL CORPORATION

                                 [Decision No. 5]

                            Decided:  January 8, 1997

                                    BACKGROUND

                   On October 18, 1996, CSX Corporation (CSXC), CSX Transportation, Inc. (CSXT),1 Conrail Inc. (CRI), and Consoli-dated Rail Corporation (CRC)2 (collectively, applicants) filed a notice of intent (CSX/CR-1) to file an application (hereinaf-ter referred to as the primary application) seeking Board au-thorization under 49 U.S.C. 11323-25 for: (1) the acquisition of control of CRI by Green Acquisition Corp. (Acquisition), a wholly owned subsidiary of CSXC; (2) the merger of CRI into Acquisition; and (3) the resulting common control of CSXT and CRC by CSXC. Applicants indicate that they expect to file their primary application, and any related applications, on or before March 1, 1997.3
         _____________________
         1    CSXC and CSXT are referred to collectively as CSX.

         2    CRI and CRC are referred to collectively as Conrail.

         3    Decision No. 1, served October 25, 1996, granted ap-
         plicants' request for a protective order. Decision No. 2, served and published in the Federal Register (61 FR 58613) on November 15, 1996, gave notice to the public of applicants' CSX/CR-1 pre-filing notification, and found that the transac-tion proposed by applicants is a "major" transaction, as de-fined at 49 CFR 1180.2(a). Decision No. 3, served and pub-lished in the Federal Register (61 FR 58611) on November 15, 1996, invited comments from interested persons on a proposed procedural schedule. Decision No. 4, served December 13, 1996, assigned this proceeding to Administrative Law Judge Jacob Lev-enthal for the handling of all discovery matters and the ini-
                                                    (continued...)
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                   CSXC, Acquisition, and CRI entered into an Agreement
         and Plan of Merger (the Merger Agreement) dated October 14, 1996, which they amended on November 5, 1996, and further amended on December 18, 1996.4 On December 27, 1996, Norfolk Southern Corporation and Norfolk Southern Railway Company (col-lectively, NS) filed a petition for declaratory order that CSXC, CSXT, and Acquisition are in violation of 49 U.S.C. 11323 by reason of a "lock-out provision" in Section 4.2 of the Merger Agreement, as amended on December 18, 1996, and that the amendment to Section 4.2 is void and unenforceable.5
         _____________________
         3(continued...)
         tial resolution of all discovery disputes.

              We will address, in a separate decision, applicants' CSX/ CR-6 petition for waiver or clarification of certain railroad consolidation procedures, and for related relief, filed on De-cember 27, 1996.

         4    The Merger Agreement, as first entered into, envisioned:
         (1) the acquisition by Acquisition of approximately 19.9% of the common stock of CRI; (2) the acquisition by Acquisition of an additional approximately 20.1% of the common stock of CRI; and (3) after Board approval of the primary application, the merger of CRI with and into Acquisition. As amended, however, the Merger Agreement now envisions that the merger of CRI with and into Acquisition will occur prior to Board approval of the primary application. This change means that applicants no longer seek Board authorization for the acquisition of control of CRI by Acquisition, or for the merger of CRI into Acquisi-tion. Applicants, however, continue to seek Board authoriza-tion for the common control, by CSXC, of CSXT and CRC. Ap-plicants continue to indicate that they expect to file their primary application, and any related applications, on or before March 1, 1997.


         5    NS requests expedited consideration of its petition for
         declaratory order. NS alternatively requests that, if the Board is unable to reach a decision on the question of unlawful control substantially before January 17, 1997, it should issue a temporary cease and desist order barring Conrail from holding the shareholder meeting now scheduled for January 17, 1997, or barring CSX from requiring the trustee under CSX's voting trust to vote any Conrail shares held in the voting trust in favor of opting out of Subchapter 25E of the Pennsylvania Business Cor-poration Act or in favor of a CSX/Conrail merger, until the

                                                    (continued...)


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                   On December 30, 1996, CSX and Conrail respectively
         filed letters notifying the Board of their objection to NS' request for expedited consideration, and of their intent to file responses to NS' petition for declaratory order within the time provided by the Board's rules.

                   We are granting NS' request for expedited consider-ation, and will deny its petition for declaratory order at this time, as we discuss further below.

                            DISCUSSION AND CONCLUSIONS

                   Section 4.2 of the Merger Agreement. Section 4.2 of the Merger Agreement (hereinafter, the "lock-out provision") prohibits Conrail's management for a specified period from tak-ing various actions with respect to any proposal by any entity other than CSX to acquire more than 50 percent of the assets or voting stock of Conrail (defined in the agreement as a "Take-over Proposal"). Section 4.2(a) provides that Conrail may not "(i) solicit, initiate or encourage (including by way of fur-nishing information) or take any other action designed to fa-cilitate, directly and indirectly, any inquiries or the making of any proposal which constitutes any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any
         Takeover Proposal . . . ."  Section 4.2(b) prohibits Conrail's board of directors for a specified period from (1) withdrawing or modifying its approval or recommendation that shareholders approve the CSX/Conrail merger agreement, (2) approving or rec-ommending any merger agreement with any party other than CSX, or (3) entering into any letter of intent or merger agreement related to any Takeover Proposal.






         _____________________
         5(continued...)
         Board is able to decide the question. See Pa. Stat. Ann., tit. 15, Sections 2541 through 2548 (West 1995). Without such opt-out, CSX would be required to purchase all Conrail shares for the same cash price as it paid for the first 19.9 percent (Merger Agreement, Section 5.1(b)). Because we are issuing this decision in advance of the January 17, 1997 shareholder meeting, this alternative request for relief is moot.



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                   Under the original Merger Agreement, Conrail was per-
         mitted to negotiate with respect to other unsolicited takeover proposals after April 12, 1997, if Conrail's board concluded, on advice of counsel, that their fiduciary duties required them to do so. The original Merger Agreement also permitted Conrail to enter into a letter of intent or agreement with another party after April 12, 1997, if Conrail's board concluded that the other party's proposal was superior to CSX's and that CSX was unlikely to acquire 40% of Conrail's stock. In the first amendment (November 5, 1996), the lock-out period was extended 90 days to July 12, 1997. The second amendment (December 18,
         1996) extends the lock-out period to December 31, 1998. (Sec-ond Amendment at 18.)

                   NS' Arguments. NS states that it wishes to acquire Conrail and is prepared to pay Conrail's shareholders substan-tially more than CSX is willing to pay; however, provisions of the Merger Agreement have prevented NS from reaching an agree-ment, or even discussing NS' proposal, with Conrail's manage-ment.6 NS challenges the second amendment to the extent that it prohibits Conrail, without CSX's consent, from entering into a merger agreement with any other company, or even discussing such an agreement with any other company, until 1999, even if Conrail shareholders vote in the next few months to disapprove the proposed CSX merger and even if the Board issues a decision in 1997 refusing to approve that merger.

                   NS makes three main arguments: (1) by the amended lock-out provision, CSX has acquired unlawful control of Conrail in violation of 49 U.S.C. 11323;7 (2) the lock-out
         _____________________
         6    On December 19, 1996, NS increased its all-cash offer for
         all of Conrail's outstanding shares to $115 per share. Accord-ing to NS, its offer would provide Conrail shareholders other than CSX almost $16 per share more than the blended value of cash and securities that CSX is offering current Conrail share-holders for their shares, based on the market price of CSX com-mon stock at closing on December 26, 1996. On that basis, NS estimates that the total amount it is offering to Conrail shareholders other than CSX is approximately $1.16 billion more than what CSX is offering.

         7    Under 49 U.S.C. 11323 (formerly 49 U.S.C. 11343), certain
         transactions may be carried out only with the prior approval and authorization of this Board. These include "[a]cquisition of control of a rail carrier by any number of rail carriers," "[a]cquisition of control of at least two carriers by a person that is not a rail carrier," and "[a]cquisition of control of a
                                                          (continued...)


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         restraint cannot be justified as reasonably related to CSX's desire to preserve the status quo pending corporate and regula-tory approval; and (3) CSX's unlawful control threatens NS and Conrail's stockholders with immediate irreparable injury which the Board must act to prevent. NS also asserts that, to the extent the lock-out provision precludes Conrail from developing more competitive and innovative services through a combination with NS, the provision shields CSX from increased competition from its two main competitors.8

                   Our Analysis. We note that NS has challenged the legality of the amended lock-out provision, as well as other provisions of the CSX/Conrail merger agreement, in an action pending in the United States District Court for the Eastern District of Pennsylvania with claims based on the Pennsylvania corporation laws and the fiduciary duties of Conrail's board of directors. Contrary to NS' assertion that the amended lock-out provision involves an issue of illegal control under 49 U.S.C. 11323 that the Board must address and enforce independently of any issue of state law, we do not find that NS' request is ripe for our consideration, as discussed further below.

                   NS argues that CSX will unlawfully control Conrail because the lock-out will remain in effect until December 31, 1998, even if the Conrail stockholders vote not to approve the proposed CSX/Conrail merger,9 and even if the Board disapproves the CSX/Conrail merger before the lock-out period expires or imposes conditions unacceptable to the applicants. Conrail has pointed out, however, in its December 30 letter, that NS' case is founded on the uncertainty of future events, rather than on any actual controversy or complaint, and we agree.



         _____________________
         7(continued...)
         rail carrier by a person that is not a rail carrier but that controls any number of rail carriers." 49 U.S.C. 11323(a)(3),
         (4) and (5).

         8    CSX and Conrail compete throughout large areas of the
         Northeast and Midwest, and NS and CSX compete throughout the Southeast and Midwest.

         9    CSX and Conrail expect that vote to take place before
         March 31, 1997.



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                   NS acknowledges that a rationale for permitting such
         an agreement (prior to Board approval) would be to provide a reasonable period of time for parties to an agreement to deter-mine whether their shareholders and their regulators will ap-prove the transaction. NS argues, however, that the lock-out period here is too long because it goes beyond what may be rea-sonably expected for the Board to consider and act upon the consolidation application of the two railroads themselves, and because it may extend beyond other actions (such as a share-holder vote rejecting the merger) that effectively foreclose the possibility of the transaction taking place as proposed. NS' argument that the amendment increases CSX's control over Conrail is based on the extension of the termination date of the lock-out period by an additional 18 months -- from July 12, 1997, to December 11, 1998. While the now 2-year lock-out pe-riod appears excessive on the face, we do not find the extended termination date, in and of itself, to be unreasonable at this time, given the complicated and controversial matters facing the parties concerning the proposed control transaction, and given that provision's lack of any meaningful constraint on our jurisdiction as discussed below.

                   As for NS' concern that CSX will be able to use un-lawful control afforded by the lock-out provision to coerce a critical vote of Conrail shareholders scheduled for January 17, 1997, by portraying CSX as the only choice available to them, and effectively preclude the possibility of NS' offer from be-ing realized, we believe that the Conrail shareholders are aware of their choices in this highly public controversy, and can pursue legal remedies if they believe that their board of directors breached its fiduciary duty. NS protests the agreement between CSX and Conrail's board of directors to amend the Merger Agreement to preclude Conrail and CSX from pursuing other transactions without the consent of the other through December 31, 1998. We find that voiding or overriding the amendment at this time is premature.

                   As discussed above, we find that NS' petition for relief is premature and unwarranted at this time. We advise the parties, however, that, if a CSX/Conrail merger application is filed, we may exercise our 49 U.S.C. 11324(e) conditioning power to impose certain conditions and/or grant any inconsis-tent or responsive applications that are found to be in the public interest. We emphasize that, under those circumstances, the preemptive immunizing force of 49 U.S.C. 11321(a) can pre-empt contractual rights, including those resulting from the lock-out provision, if necessary to permit a Board-approved transaction to go forward. See Norfolk & Western R. Co. v. Train Dispatchers, 499 U.S. 117 (1991) (Dispatchers) (the im-munity provision, which provides that a carrier, corporation,


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         or person participating in a transaction that is approved under
         49 U.S.C. 11324 (old 49 U.S.C. 11344) is "exempt from the anti-trust laws and from all other law, including State and munici-pal law, as necessary to let that person carry out the transac-tion," extends not only to laws but also to contracts). A per-son cannot effectively preclude our approval of a transaction from going forward simply by entering into a contract that pur-ports to prevent all alternatives to its own preferred outcome. Thus, the lock-out provision would in no way preclude Board approval, as appropriate, of an NS/Conrail merger proposal, or any other Conrail merger proposal, or the consummation of such a merger, if approved.

                   This decision will not significantly affect either the quality or the human environment or the conservation of energy resources.

                   It is ordered:

                   1.  NS' petition for declaratory order is denied.

                   2. This decision is effective on the date of ser-vice.

                   By the Board, Chairman Morgan and Vice Chairman Owen.


                                            Vernon A. Williams
                                                 Secretary